UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

HITTITE MICROWAVE CORPORATION

(Name of Subject Company (issuer))

BBAC CORP.

a direct wholly owned subsidiary of

ANALOG DEVICES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

43365Y104

(CUSIP Number of Class of Securities)

Margaret K. Seif, Esq.

Vice President, General Counsel and Secretary

Analog Devices, Inc.

One Technology Way

Norwood, Massachusetts 02062

(781) 329-4700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark G. Borden, Esq.

Jay E. Bothwick, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$ 2,470,564,631	$ 318,209

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $78.00 (i.e., the per share tender offer price) by (y) the sum of (a) 31,390,468, the number of shares of common stock (including shares subject to restricted stock awards) issued and outstanding, plus (b) 10,777, the number of shares of common stock issuable pursuant to outstanding stock options, less the aggregate exercise price of such options, plus (c) 275,174, the number of shares of common stock subject to restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of June 19, 2014.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $318,209	Filing Party: BBAC Corp.
Form or Registration No.: Schedule TO	Date Filed: June 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2014 (as amended by Amendment No. 1 filed with the SEC on June 27, 2014 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on July 11, 2014 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on July 17, 2014 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on July 21, 2014 (“Amendment No. 4”) and this Amendment, the “Schedule TO”), which relates to the offer by BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“Hittite”), at a price of $78.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2014 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Analog Devices and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

At 12:00 midnight, New York City time, at the end of July 21, 2014 (one minute after 11:59 p.m., New York City time, on July 21, 2014), the Offer expired as scheduled. The Offer was not extended. Following the expiration of the Offer, the Depositary advised the Purchaser that, as of the expiration of the Offer, a total of 23,291,991 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, representing approximately 74.2% of the currently issued and outstanding Shares. As a result, the Minimum Condition has been satisfied. In addition, the Depositary advised the Purchaser that, as of such time, Notices of Guaranteed Delivery had been delivered for 1,966,797 Shares, representing approximately 6.3% of the currently issued and outstanding Shares. All Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer have been accepted for payment.

Following the expiration of the Offer and acceptance for payment of the Shares on July 22, 2014, Analog Devices consummated the Merger pursuant to the terms of the Merger Agreement and without a vote of the stockholders of Hittite to adopt the Merger Agreement in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, the Purchaser merged with and into Hittite, with Hittite continuing as the surviving corporation and a wholly owned subsidiary of Analog Devices. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Analog Devices, the Purchaser or Hittite or any direct or indirect wholly owned subsidiary of Analog Devices, the Purchaser or Hittite, including all Shares held by Hittite as treasury stock, all of which were canceled, and (ii) Shares owned by any stockholder of Hittite who or which was entitled to demand, and properly demanded, appraisal rights pursuant to, and complies in all respects with, Section 262 of the DGCL) were converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding tax. The Shares were delisted from the NASDAQ Global Select Market effective as of the close of trading on July 22, 2014.

On July 22, 2014, Analog Devices issued press releases announcing (i) the expiration and results of the Offer, and (ii) the consummation of the Merger. The press releases are attached as Exhibits (a)(5)(G) and (a)(5)(H), respectively, and are incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(G)	Press Release issued by Analog Devices on July 22, 2014*

(a)(5)(H)	Press Release issued by Analog Devices on July 22, 2014*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2014

BBAC CORP.

By:	/s/ Margaret K. Seif
	Name:	Margaret K. Seif
	Title:	Secretary

ANALOG DEVICES, INC.

By:	/s/ David A. Zinsner
	Name:	David A. Zinsner
	Title:	Vice President, Finance and Chief Financial Officer

EXHIBITS INDEX

(a)(5)(G)	Press Release issued by Analog Devices on July 22, 2014*

(a)(5)(H)	Press Release issued by Analog Devices on July 22, 2014*

*	Filed herewith.

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